4/12



06012455

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Inca Pacific Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 12 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1665 FISCAL YEAR 11-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/12/06

82-1665

INCA PACIFIC RESOURCES INC



annual report 2005



CORPORATE PROFILE

INCA PACIFIC IS A MINERAL EXPLORATION COMPANY FOCUSED ON THE DEVELOPMENT OF THE MAGISTRAL COPPER AND MOLYBDENUM DEPOSIT IN PERU. PERU HOSTS SOME OF THE WORLD'S MOST PROFITABLE MINES AND REMAINS ONE OF THE MINING INDUSTRY'S FIRST CHOICES FOR EXPLORATION AND DEVELOPMENT OF MINERAL DEPOSITS WITH ROBUST ECONOMICS. THE COMPANY'S DIRECTORS AND OFFICERS HAVE EXTENSIVE EXPERIENCE IN ALL ASPECTS OF THE MINING INDUSTRY, FROM EXPLORATION AND MINE DEVELOPMENT TO MINE MANAGEMENT AND FINANCE. HEAD OFFICE IS IN VANCOUVER, BC, CANADA AND EXPLORATION HEADQUARTERS ARE IN LIMA, PERU. INCA PACFIC'S COMMON SHARES ARE LISTED ON THE TSX VENTURE EXCHANGE UNDER THE SYMBOL "IPR".



INDEX PAGE

LETTER TO SHAREHOLDERS 1

MAGISTRAL - PROJECT UPDATE 3

AUDITORS' REPORT 5

CONSOLIDATED FINANCIAL STATEMENTS 6

MANAGEMENT'S DISCUSSION &ANALYSIS 23

CORPORATE DIRECTORY 24

www.incapacific.com

CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Certain statements in this document constitute "forward-looking statements" within the guidelines set forth in the Private Securities Litigation Reform Act of 1995. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements





Dear Shareholders,

2005 was a tremendous year for the base metal sector of the resource industry. The copper price went from US $1.40/lb to over US $2.16/lb and molybdenum prices remained robust at over US $28/lb. When copper prices strengthened in late 2004, the Company decided to retain Standard Bank to seek out a mid-tier copper producer to help us advance our Magistral copper-molybdenum project. The search culminated in an agreement with Quadra Mining Ltd. signed in March of 2005.

Quadra moved quickly to spend over US $4 million at Magistral, including 14,000 metres of infill drilling. Scoping studies, some at the pre-feasibility level of detail, were carried out. This work included geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design along with tailings, environmental base line and socio-economic studies. Unfortunately, on October 26, 2005 Quadra elected not to proceed with further development of the project, stating that it did not meet their corporate investment criteria. Following Quadra's withdrawal, the Company retains an unencumbered 100 per cent ownership of the project, other than the underlying government royalty.

Although the board of directors were obviously disappointed that Quadra did not proceed, a review of all the studies conducted to date has revealed no significant technical obstacles in the way of development of a mine at Magistral. The principal obstacle, in fact, is inflation of capital and operating costs which has outpaced long term future expectations of metal prices. Although copper today is trading at over US $2.00/lb and molybdenum at over US $30.00/lb, most copper producers and their bankers are still using long term prices of US $1.00/lb for copper and US $5.00/lb for molybdenum. The result is that the industry is near-paralyzed when it comes to committing to place new mines into production, with very few projects being given the production go–ahead as opposed to the less risky expansion of existing operations.

Nevertheless, the directors and I believe we are now in a "super cycle" with sustained heavy demand that will see strong metal prices for many years to come. We believe this perception will inevitably be embraced by copper producers, leading to significant escalation of "base case" metal price assumptions. If Inca continues to advance Magistral through pre-feasibility to feasibility, we are confident we can attract a new partner in 2007 to place Magistral into production. Accordingly, a pre-feasibility study has been initiated which we hope to publish on or about April 30, 2006. If this study is positive, it is our expectation that a full feasibility study will be prepared and completed on or before December 31, 2006 and a Bankable Feasibility Study on or before December 31, 2007.

Magistral has had over US $13 million spent on it since 1999 and will require another US$ 4 million of work to take the project through these feasibility stages. To help provide the necessary funding, the Company sold its interest in the much smaller Antoro Sur project to Compañía de Minas Buenaventura in February, 2006. This sale netted Inca Pacific US $2 million. In addition, in January, 2006 the Company entered into an agreement for a non-brokered private placement of 6.8 million common shares at a price of $0.50 per share with RAB Special Situations (Master) Fund Limited for total proceeds of $3.4 million. This transaction was approved by the TSX Venture Exchange and the shareholders of Inca Pacific on March 2, 2006.

As a result of these activities, the company is now well funded and focused on moving the Magistral project to the final feasibility stage. We have a great technical team working on the project, world class consultants and, above all, we have the support of the residents of the communities of Conchucos and Pampas. Today the mining industry needs a social license to prosper, so the value of positive contributions, past, present and future, of communities near Magistral cannot be overestimated. Peru needs mining and mining needs Peru. Together, with cooperation and understanding, they can achieve sustainable development.

I remain confident that the Magistral project will reward the support and patience of Inca Pacific's shareholders.

Anthony Floyd
President and Director

INCA PACIFIC RESOURCES INC





MAGISTRAL PROPERTY


COLOMBIA
ECUADOR
BRAZIL
MAGISTRAL PROPERTY AREA
PACIFIC
PERU
Lima
OCEAN
BOLIVIA
SOUTH AMERICA

The Magistral copper-molybdenum property, in which Inca Pacific owns a 100% interest, is located in north-central Peru, about 450 km northwest of Lima. Exploration, engineering, and environmental work on the Magistral project were greatly advanced in 2005. Numerous important studies and work programs were completed, notably the following:

- A 14,349-m infill core-drilling program;
- A new geological interpretation on cross sections and level plans;
- Compilation of a complete and comprehensive database;
- A new National Instrument 43-101 compliant resource estimate;
- Environmental and social baseline studies;
- Bench-scale metallurgical testwork performed on 250-kg bulk samples,
- Initial studies of pit shell sensitivities to metals prices and pit slope angles.

The infill drilling program provided data for certain areas of the deposit that had not been drilled in previous campaigns. The most important of these "open" areas was in the central and western sections of the Magistral valley, where difficult access (swampy ground) had hindered the testing of high grade mineralization. Most of the Magistral deposit is now adequately drilled above the 3750-m level, and some drill holes have penetrated deeper than this. The geological evidence provided by some drill holes in the western and north-western sections of the deposit indicates that strong copper and molybdenum mineralization


Magistral Valley

continues to depth to the west and northwest.
The information gained from the 2005 drilling allowed the completion of a comprehensive geological interpretation on cross sections and level plans. The new geological interpretation, performed by Mr. Pedro Ramos, Chief Geologist for the Magistral Project, is by far the most accurate and detailed study ever completed. The compilation of a detailed and comprehensive database in 2005 marks a milestone for the Magistral project. For the first time, all drillhole geological data, core recovery, assays and analytical data, surface and downhole survey information, geotechnical data, and specific gravity measurements are combined in a single digital record.

The metallurgical testwork in 2005 yielded positive results. Predicted copper recoveries to a 29% copper concentrate are 91% for Skarn and Mixed Zone material, and 95.8% for Porphyry. Predicted molybdenum recoveries to a 52% molybdenum concentrate are 57.7% for Skarn, 59.1% for Mixed Zone, and 76.3% for Porphyry. It was found that both the copper and the molybdenum concentrates from the 2005 testwork contained antimony and arsenic in sufficient quantities to attract modest smelter penalties. No significant quantities of other deleterious elements were detected in the concentrates. The 2005 metallurgical reports make recommendations for further studies of the mineralogy and the metallurgical behaviour of the arsenic and antimony minerals.



Mine Development Associates of Reno, Nevada, a respected mining engineering firm, completed new National Instrument 43-101 compliant resource models for rock density, copper, molybdenum, arsenic, and silver. The new 2005 resource model incorporated much more assay data than previous models, and was based on and utilized a much more detailed and complete geological model. Consequently, the new model is more solidly based and reliable than any previous models.

The 2005 estimated mineral resources are listed in the table below and are based on assay results from 46,220m of core drilling in 165 holes. The copper equivalent grade calculation (CuEq) used in the table is based on historic average copper and molybdenum metal prices to arrive at a ratio of 5 to 1. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries or relative processing and smelting costs.

Measured, Indicated and Inferred Mineral Resource

Resource Category	Tonnes Millions	Copper %	Molybdenum %	Copper Equivalent %
Measured	103.2	0.52	0.056	0.79
Indicated	85.9	0.51	0.047	0.75
Measured & Indicated	189.1	0.51	0.052	0.77
Inferred	56.0	0.56	0.024	0.68

Different cut-offs are presented below for comparative purposes.

Cut-Off Grade Copper Equivalent %	Tonnes Millions	Copper %	Molybdenum %	Copper Equivalent %
0.6	33.3	0.69	0.024	0.81
0.8	13.2	0.81	0.031	0.96
1.0	3.0	1.00	0.052	1.27
1.2	1.3	1.22	0.060	1.52

Measured & Indicated Mineral Resources Inferred Mineral Resources

Cut-Off Grade Copper Equivalent %	Tonnes Millions	Copper %	Molybdenum %	Copper Equivalent %
0.6	113.0	0.64	0.064	0.96
0.8	63.2	0.79	0.076	1.17
1.0	35.9	0.94	0.087	1.38
1.2	20.6	1.13	0.092	1.59



clean water, clean drilling, clean site



Core logging in process



Magistral - project update

MDA floated pit cones using MineSight® floating cone software on the 2005 resource estimate at different metal prices and different pit slope angles to assess sensitivity of the pit shells to these different parameters. The table below presents the results of that study. It is clear that the Magistral deposit is very sensitive to metal prices and pit slope angles. Although not examined explicitly on the 2005 model, other studies have demonstrated Magistral to be sensitive to mining costs and production rates.

Overall Slope Angle Cu $1.10/lb Mo $6.00/lb	Contained Tonnes above-cut-off Millions	Cu (%)	Mo (%)	Strip Ratio
40-45°	83.7	0.560	0.056	2.58
47°	102.0	0.551	0.056	2.06
50°	114.1	0.542	0.055	1.82
52°	124.5	0.537	0.055	1.76

None of these Contained Tonnes are reserves but rather are presented to demonstrate the sensitivity to metal prices and pit slopes, nothing more. Of principal importance is the very sensitive nature of this deposit's *potential* reserves to even small changes in metal prices, operating costs, and pit slopes.

Inca Pacific is currently preparing a prefeasibility study, which it hopes to publish on or about April 30, 2006.The critical path includes studies of pit design (especially pit-slope angles), mining rates, and capital costs, and evaluations of potential underground development addressing both stand-alone and open-pit/underground strategies. If this study is positive, a feasibility study will be prepared and completed on or before Dec. 31, 2006.


Arial shot of Magistral Base Camp



INCA PACIFIC RESOURCES INC

Consolidated Financial Statements

November 30, 2005 and 2004





MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of **Inca Pacific Resources Inc.** have been prepared by and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Anthony Floyd
President

March 2, 2006

AUDITORS' REPORT

To the Shareholders of Inca Pacific Resources Inc.

We have audited the consolidated balance sheets of **Inca Pacific Resources Inc.** as at November 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP" (signed)

Chartered Accountants

Vancouver, Canada
January 20, 2006, except as to Note 13 which is as at March 2, 2006



INCA PACIFIC RESOURCES INC.

Consolidated Balance Sheets
November 30, 2005 and 2004
(expressed in Canadian dollars)

	2005	2004
ASSETS		
Current		
Cash and cash equivalents	$ 1,338,905	$ 675,441
Marketable securities (note 3)	336	-
Accounts receivable and advances (note 5aiii)	475,003	21,947
Prepaid expenses	28,115	5,639
	1,842,359	703,027
Fixed assets (note 4)	74,043	80,799
Mineral property interests (note 5)	8,809,961	10,623,980
	$ 10,726,363	$ 11,407,806
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 747,034	$ 56,692
SHAREHOLDERS' EQUITY		
Share capital (note 6)	24,670,861	23,591,611
Contributed surplus	561,189	112,335
Deficit	(15,252,721)	(12,352,832)
	9,979,329	11,351,114
	$ 10,726,363	$ 11,407,806

Nature of operations and going concern (note 1)
Subsequent events (note 13)

Approved by the Directors: *"Anthony Floyd"* *"Bryan Morris"*

Anthony Floyd   Bryan Morris

See accompanying notes to the consolidated financial statements.



INCA PACIFIC RESOURCES INC.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2005 and 2004
(expressed in Canadian dollars, except per share amounts)

	2005	2004
General and administrative expenses		
Investor relations	$ 169,739	$ 248,444
Stock-based compensation	100,775	54,108
Office and administration	85,546	77,743
Management and consulting services	85,337	83,923
Financing costs	82,554	-
Legal	57,356	41,800
Accounting and audit	47,729	61,807
Stock registration and transfer fees	28,579	43,476
Amortization	4,861	4,188
Travel	2,891	5,660
	665,367	621,149
Other income (expense)		
Investment and other income	11,968	78,208
Foreign exchange gain (loss)	(137,357)	22,053
Loss on sale of marketable securities	(260,900)	-
Property investigations	(882)	(324)
Write-off of mineral property interests	(1,542,398)	-
	(1,929,569)	99,937
Loss for the year	(2,594,936)	(521,212)
Deficit, beginning of year	(12,352,832)	(11,831,620)
Adjustment for change in accounting policy (note 2j)	(304,953)	-
Deficit, end of year	$ (15,252,721)	$ (12,352,832)
Basic and diluted loss per share	$ (0.25)	$ (0.06)
Weighted average number of shares outstanding	10,231,365	8,095,267

See accompanying notes to the consolidated financial statements.



INCA PACIFIC RESOURCES INC.

Consolidated Statements of Cash Flows
Years Ended November 30, 2005 and 2004
(expressed in Canadian dollars)

	2005	2004
Cash flows from operating activities		
Loss for the year	$ (2,594,936)	$ (521,212)
Items not involving cash:		
Stock-based compensation	100,775	54,108
Amortization	4,361	4,188
Shares issued for financing costs	79,250	-
Income received in marketable securities	-	(45,000)
Loss on sale of marketable securities	260,900	-
Write-off of mineral property interests	1,542,398	-
Net change in non-cash working capital		
Accounts receivable and advances	(8,577)	(8,060)
Prepaid expenses	(22,476)	(1,474)
Accounts payable and accrued liabilities	(10,261)	(101,175)
	(648,066)	(618,625)
Cash flows from financing activities		
Shares issued for cash, net of issue costs	1,000,000	1,828,006
Release of restricted funds	-	1,983,863
	1,000,000	3,811,869
Cash flows from investing activities		
Proceeds from sale of marketable securities	943,564	45,000
Acquisition of interest in Ancash Cobre	-	(2,800,779)
Expenditures on mineral property interests, net of recoveries, amortization and stock based compensation	(618,388)	(2,988,399)
Purchase of fixed assets	(13,646)	(79,562)
	311,530	(5,823,740)
Increase (decrease) in cash and cash equivalents	663,464	(2,630,496)
Cash and cash equivalents, beginning of year	675,441	3,305,937
Cash and cash equivalents, end of year	$ 1,338,905	$ 675,441

Supplemental cash flow information (note 9)

See accompanying notes to the consolidated financial statements.



1. Nature of Operations and Going Concern

Inca Pacific Resources Inc. (the "Company") and its subsidiaries are engaged in the exploration and development of mineral properties in Peru, South America. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations or sale of the properties.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing or the attainment of profitable operations to meet the Company's liabilities as they become payable.

2. Significant Accounting Policies

a. Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Incpac Holdings Ltd., Inca Pacific S.A, Inca Cobre S.A., and Ancash Cobre S.A.

b. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

c. Cash and Cash Equivalents

Cash and cash equivalents comprise cash and temporary investments maturing within 90 days from the original date of acquisition.

d. Marketable Securities

Marketable securities are held at the lower of cost or net realizable value.

e. Fixed Assets

Fixed assets are stated at cost. Amortization is provided on the declining balance basis on office furniture at 20% per annum, on computer equipment at 30% per annum and on exploration equipment at 20% per annum.



2. Significant Accounting Policies (continued)

f. Minerai Property Interests

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property soid or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value. Where quantifiable evidence is not available, management reviews for other evidence of impairment

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of all or part of mineral property interests pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

g. Joint Venture Accounting

The Company follows the proportionate consolidation method of accounting for joint ventures. Prior to February 5, 2004, the Company held a 49% interest in the Ancash Cobre Joint Venture, which proportionate interest was reflected in the Magistral mineral property costs. On February 5, 2004, the Company acquired the remaining 51% interest in the joint venture (note 5a).

h. Foreign Currency Translation

The company's subsidiaries are integrated foreign operations. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains or losses on translation are included in the statement of operations in the period in which they occur.

2. Significant Accounting Policies (continued)

i. Loss Per Share

Loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

j. Stock-based Compensation

Pursuant to the accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense, stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

Prior to December 1, 2004, the Company elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares was credited to share capital. Additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, was disclosed as pro-forma information.

On December 1, 2004, pursuant to an amendment to Section 3870, the Company adopted the standard for stock options granted to directors and employees. The change in accounting for stock based compensation was adopted on a retroactive basis without restatement of the prior year's loss. An adjustment, in the amount of $304,953, has been made to the opening deficit balance to record the fair value of those options granted to directors and employees prior to December 1, 2004.

k. Income Taxes

The Company follows the liability method for recording income taxes. Under this method, future income taxes and liabilities are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income taxes and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income taxes and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income taxes recognized is limited to the amount of the benefit that is likely to be realized.



2. **Significant Accounting Policies (continued)**

l. **Consolidation of Variable Interest Entities**

The Company has adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities", for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

m. **Environmental Protection Practices**

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

n. **Asset Retirement Obligations**

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2005, the Company did not have any asset retirement obligations.

o. **Comparative Amounts**

Certain prior period amounts have been reclassified to conform with the current year's presentation.

3. **Financial Instruments**

The carrying value of cash and cash equivalents, marketable securities, accounts receivable and advances and accounts payable and accrued liabilities approximates their fair values due to the short term to maturity of the instruments.

The fair value of marketable securities as at November 30, 2005 is $307.

4. Fixed Assets

2005	Cost	Amortization	Net Book Value
Exploration equipment	$ 130,058	$ 70,701	$ 59,357
Computer equipment	51,970	41,369	10,601
Office furniture	7,091	3,006	4,085
	$ 189,119	$ 115,076	$ 74,043

2004	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 120,033	$ 55,160	$ 64,873
Computer equipment	48,349	37,601	10,748
Office furniture	7,091	1,913	5,178
	$ 175,473	$ 94,674	$ 80,799

5. Mineral Property Interests

As at November 30, 2005 and 2004, the Company's mineral properties are comprised of properties located in Peru. Expenditures incurred on mineral properties are as follows:

	Magistral	Antoro Sur	Cueva Blanca	Total
Balance, November 30, 2004	$ 7,438,854	$ 1,649,145	$ 1,535,981	$ 10,623,980
Additions during year				
Exploration costs				
Drilling	1,752,432	244,238	-	1,996,670
Baseline studies	1,607,862	-	-	1,607,862
Value added tax	742,911	59,031	-	801,942
Geological consulting	531,134	46,364	-	577,498
Tenure	59,235	303,554	13,017	375,806
Travel and accommodation	284,048	12,046	-	296,094
Finders fees	269,753	-	-	269,753
Project management	189,581	43,440	-	233,021
Geological fieldwork	178,490	17,156	-	195,646
Assays	153,658	26,984	-	180,642
Legal	104,688	31,679	-	136,367
Field office and administration	60,802	53,632	-	114,434
Stock based compensation	34,372	8,754	-	43,126
Amortization	9,933	5,608	-	15,541
Maps and reports	7,765	4,313	-	12,078
	5,986,664	856,799	13,017	6,856,480
Less: recoveries	(7,121,501)	-	(6,600)	(7,128,101)
Net additions (recoveries) during year	(1,134,837)	856,799	6,417	(271,621)
Mineral property interests written-off	-	-	(1,542,398)	(1,542,398)
Balance, November 30, 2005	$ 6,304,017	$ 2,505,944	$ -	$ 8,809,961



5. **Mineral Property Interests (continued)**

	Magistral	Antoro Sur	Cueva Blanca	Total
Balance, November 30, 2003	$ 2,189,875	$ 1,118,587	$ 1,516,628	$ 4,825,090
Additions during year				
Acquisition costs	2,672,000	-	-	2,672,000
Exploration costs				
Drilling	866,695	53,327	-	920,022
Geological consulting	296,063	149,427	-	445,490
Value added tax	267,923	26,514	-	294,437
Field office and administration	134,376	64,513	-	198,889
Travel and accommodation	161,274	37,134	-	198,408
Tenure	46,238	114,063	37,125	197,426
Project management	111,568	47,347	-	158,915
Personnel	146,509	152	-	146,661
Surveys	135,384	-	-	135,384
Equipment rental	133,532	-	-	133,532
Assays	101,988	12,758	-	114,746
Geological fieldwork	112,288	253	-	112,541
Legal	57,316	10,323	-	67,639
Maps and reports	1,507	9,353	-	10,860
Amortization	4,318	5,394	-	9,712
	2,576,979	530,558	37,125	3,144,662
Less: recoveries	-	-	(17,772)	(17,772)
	2,576,979	530,558	19,353	3,126,890
Net additions during year	5,248,979	530,558	19,353	5,798,890
Balance, November 30, 2004	$ 7,438,854	$ 1,649,145	$ 1,535,981	$ 10,623,980

During the year ended November 30, 2005, the Company wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $1,542,398, incurred on the Cueva Blanca property.

a. **Magistral Property**

i. On January 29, 1999, the Company entered into an option agreement with the Government of Peru to purchase five claims (250 hectares) which lie within the Company's existing Magistral claims. The agreement was a three year option to purchase 100% of the property in consideration of cash payments totalling US $750,000 and exploration work commitments totalling US $2,100,000, to be paid and incurred over a three year period.

Upon exercise of the option, the Company would have a further seven years to complete a feasibility study and place the property into production. The government would retain a royalty whose magnitude will depend on metal prices but which is expected to be between a 0.5% and 3.0% net smelter royalty.

5. Mineral Property Interests (continued)

On July 1, 2004, the Company obtained approval from the Government of Peru to restructure the Company's obligations in order to retain ownership of the property. The Company now has until December 31, 2011 to place the property into production. The Company must expend US $1,000,000 in exploration by December 31, 2005 (expended), deliver a feasibility study by December 31, 2006 and deliver a bankable feasibility study by December 31, 2007. A performance bond for an amount equal to 30% of the anticipated capital cost of the mine for the upcoming year must be delivered by December 31, 2008; the bond is to be renewed each year during construction of the mine. The Company is also obligated to make payments to the Government of Peru in the amount of US $200,000 commencing on January 1, 2006 (paid in December, 2005) and in the amount of US $400,000 on January 1 of each year thereafter to January 1, 2011 inclusive, as long as the property has not been placed into commercial production.

ii. Pursuant to an agreement dated October 6, 1999, Anaconda Peru S.A. ("Anaconda"), a wholly owned subsidiary of Antofagasta plc, earned a 51% interest in the property by exercising the underlying option with the Government of Peru and by incurring an aggregate US $5,050,000 of expenditures on the property.

The property interests are held by Ancash Cobre S.A., in which Anaconda had a 51% interest. On February 5, 2004 the Company purchased the 51% interest in Ancash Cobre S.A. held by Anaconda, in consideration of US $2,000,000 (Cdn $2,672,000) (paid) plus an additional US $103,400 (Cdn $128,779) for expenditures incurred by Anaconda on the property.

The acquisition was accounted for in fiscal 2004 as an asset purchase. The values assigned to the assets acquired and liabilities assumed on February 5, 2004 were as follows:

Mineral properties (1)	$	2,929,558
Amounts payable		(128,779)
Net assets acquired	$	2,800,779

(1) At the date of acquisition, the balance for tax purposes of the mineral properties exceeded its cost by $5,353,731. The tax asset related to this difference, of approximately $3,370,000, has not been recognized in these accounts as management has determined that the conditions for recognition have not been met.

iii. On March 3, 2005 the Company granted an option to Quadra Mining Ltd. ("Quadra") to earn a 50.1% joint venture interest in the Magistral property in consideration of completing a bankable feasibility study for a minimum 15,000 tonnes per day operation by November 30, 2006 and consideration payable to the Company as follows:

- US $1,000,000 in shares of Quadra and US $1,000,000 in cash, valued at an aggregate of Cdn $2,408,800 and a further Cdn $1,000,000 in cash in exchange for 1,000,000 common shares of the Company on execution of a definitive agreement (completed in March, 2005);



Mineral Property Interests (continued)

- US $1,000,000 in shares of Quadra and US $1,000,000 in cash upon completion of a positive pre-feasibility study;
- US $1,000,000 in shares of Quadra and US $1,000,000 in cash upon completion of a positive bankable feasibility study; and
- US $2,000,000 in cash upon completion of project financing.

Upon earning a 50.1% interest, Quadra could increase its ownership to 65% by arranging project financing by June 30, 2007. Once financing had been arranged, the Company could elect to sell its 35% interest to Quadra at a price to be determined at that time based on the after-tax net present value of the project.

A finder's fee of $269,753 was paid to the Company's financial advisors upon closing of this transaction.

On October 27, 2005, Quadra terminated its option on the property. Pursuant to the terms of the agreement, the Company received option payments and funding for expenditures incurred in the aggregate of $7,121,501, which has been recorded as a recovery against the carrying value of the property. Included in accounts receivable is an amount of $444,479 which was received in December, 2005.

b. **Antoro Sur Property**

Pursuant to a letter of understanding dated May 29, 2002, the Company was granted an option to acquire a 100% interest in the Antoro Sur property in central Peru in consideration of cash payments in the aggregate of US $1,500,000 and incurring exploration expenditures on the property in the aggregate of US $3,000,000, to be paid and expended over a four year period to May 29, 2006. The Company must also keep the claims in good standing including making the payments pursuant to certain underlying option or lease agreements. The property is subject to net smelter royalties of 1% to 2% payable to the optionors on production. In addition, the property is subject to two underlying net smelter royalties of 2% payable to the original claim holders on production. These two additional royalties may be purchased with a cash payment of US $1,000,000 each.

On November 3, 2005, a new agreement was entered into to modify the terms of the existing agreement. The new agreement grants the Company an exclusive option to acquire 100% of the optionors' interests in the property in consideration of payments in the aggregate of US $1,400,000, payable as to US $100,000 on November 29, 2005 (paid) and US $1,300,000 on March 31, 2006, and a net smelter royalty payable to the optionors of 1% to 2% on all sales of mineral products from the property. These royalties may be purchased at any time for US $700,000.

c. **Cueva Blanca Property**

The Company owns a 51% interest in the Cueva Blanca property. As the Company has no exploration plans for the property, as at November 30, 2005 the Company wrote-off acquisition and exploration costs incurred on the property, in the aggregate of $1,542,398.

6. Share Capital

a. Authorized
Unlimited number of common shares without par value.

Effective November 5, 2004, the Company consolidated its share capital on a 10 old for 1 new basis and amended its authorized share capital to an unlimited number of common shares without par value.

b. Issued and outstanding

	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	9,400,622	$ 23,591,611	64,853,604	$ 19,772,761
Issued for cash:				
Private placements, net of issue costs (note 6c)	1,000,000	1,000,000	17,040,620	1,608,656
Exercise of warrants, net of issue costs (note 8)	-	-	1,244,000	175,400
Conversion of purchase receipts, net of issue costs (note 6ciii)	-	-	10,575,000	1,983,863
Issued for cash and other consideration:				
Exercise of options (note 7)				
- for cash	-	-	293,000	43,950
- fair value of options exercised	-	-	-	6,981
Financing costs (notes 6d and 10aiii)	127,084	79,250	-	-
	10,527,706	24,670,861	94,006,224	23,591,611
Consolidation of capital on a 10 old for 1 new basis	-	-	(84,605,602)	-
Balance, end of year	10,527,706	$ 24,670,861	9,400,622	$ 23,591,611

c. Private Placements

i. In March 2005, the Company completed a private placement of 1,000,000 common shares at a price of $1 per share, with Quadra, pursuant to the terms of an option agreement on the Magistral property (note 5aiii).

ii. In August 2004, the Company completed a non-brokered private placement of 16,625,000 pre-consolidation units at a price of $0.10 per unit for gross proceeds of $1,662,500. Each unit consisted of one common share and one transferable share purchase warrant exercisable to acquire one additional pre-consolidation common share at a price of $0.15 per share to August 13, 2006. The Company also paid a finder's fee consisting of a cash payment in the amount of $41,562 and 415,620 pre-consolidation units, each unit consisting of one common share and one share purchase warrant exercisable on the same terms as the warrants included in the private placement units. Additional issue costs in the aggregate of $12,282 were incurred in connection with the private placement.



6. **Share Capital (continued)**

iii. In December, 2003 the Company completed the second portion of a private placement which commenced in November, 2003, and issued 10,575,000 units pursuant to the conversion of purchase receipts. The net proceeds for the purchase receipts, in the amount of $1,983,863, had been received and held in escrow as at November 30, 2003. The funds were released from escrow upon the conversion of the purchase receipts.

d. **Credit Facility**

On February 15, 2005, the Company obtained a credit facility of up to $1,000,000, to be drawn down in increments, as and if required. Funds drawn down were to be repaid eight months from the date of advance with interest at the rate of 12% per annum. In consideration for the credit facility, the Company issued 108,334 shares for the standby fee and bonus shares on a drawdown of $250,000. On March 15, 2005 the Company repaid the $250,000 drawdown in full.

7. **Stock Options**

a. **Options Outstanding**

Stock options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

The Company has a stock option plan which authorizes the board of directors to grant options for the purchase of up to 742,772 post-consolidation common shares. Options granted under the plan vest over a period of time at the discretion of the board of directors.

A summary of the status of the Company's stock options as at November 30, 2005 and 2004 and changes during the years then ended is as follows:

	2005		2004	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	475,700	$2.14	3,025,000	$0.15
Granted	640,000	0.79	2,025,000	0.30
Exercised	-	-	(293,000)	0.15
Cancelled	(515,700)	2.14	-	-
	600,000	0.78	4,757,000	0.21
Consolidation of capital on a 10 old for 1 new basis	-	-	(4,281,300)	-
Outstanding at end of year	600,000	$0.78	475,700	$2.14
Options exercisable at end of year	562,500	$0.80	445,700	$2.08

Stock Options (continued)

The following summarizes information about stock options outstanding at November 30, 2005:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares
550,000	January 24, 2010	$ 0.80	550,000
50,000	July 13, 2010	$ 0.61	12,500
600,000			562,500

b. **Stock based compensation**

During the year ended November 30, 2005 the Company cancelled 475,700 existing stock options and granted new stock options to directors, consultants and employees to acquire up to an aggregate of 590,000 common shares at an exercise price of $0.80 per share. Additional options to acquire up to 50,000 common shares at a price of $0.61 per share were also granted.

Pursuant to the CICA standard of accounting for stock-based compensation (note 2j), the fair value of new stock options granted, and which vested during the year, has been recorded as an expense in the year. Compensation expense on stock options granted to replace cancelled options is recorded to the extent that the fair value of the replacement options exceed the fair value of the cancelled options on the modification date.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004
Weighted average:		
Risk-free interest rate	2.92%	2.60%
Expected dividend yield	-	-
Expected stock price volatility	101%	90%
Expected option life in years	2.5	2.5

Prior to adopting the CICA standard of accounting for stock based compensation on stock options granted to directors and employees, the fair value of these options was presented as pro-forma information.

The pro forma effect on loss and loss per share for the year ended November 30, 2004 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value based method is as follows:

	2004
Loss for the year	
Reported	$ (521,212)
Stock-based compensation	(128,738)
Pro forma	$ (649,950)
Basic and diluted loss per share	
Reported	$ (0.06)
Pro forma	$ (0.08)



7. **Stock Options (continued)**

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. **Warrants**

At November 30, 2005 the Company has outstanding warrants to purchase an aggregate 4,529,062 common shares as follows:

Exercise Price	Expiry Date	Outstanding at November 30, 2004	Issued	Exercised	Expired/ Cancelled	Outstanding at November 30, 2005
$ 2.50	February 24, 2005	327,500	-	-	(327,500)	-
$ 1.50	September 19, 2005	1,000,000	-	-	(1,000,000)	-
$ 1.00	September 19, 2005	59,600	-	-	(59,600)	-
$ 1.50	August 13, 2006	1,704,062	-	-	-	1,704,062
$ 3.00	November 27, 2006	2,500,000	-	-	-	2,500,000
$ 2.40	November 27, 2006	250,000	-	-	-	250,000
$ 2.00	November 27, 2006	75,000	-	-	-	75,000
		5,916,162	-	-	(1,387,100)	4,529,062

9. **Supplemental Cash Flow Information**

	2005	2004
Significant non-cash financing and investing activities		
Financing activities		
Shares issued for financing costs	79,250	-
Investing activities		
Income received in marketable securities	-	(45,000)
Option payment received in marketable securities	1,204,800	-
Mineral property expenditures	(1,204,800)	-
Accounts payable and accrued liabilities incurred for mineral property expenditures	700,603	-
Mineral property recoveries included in accounts receivable	(444,479)	
Stock based compensation included in mineral properties	(43,126)	

10. Related Party Transactions

a. During the year, the following transactions with related parties occurred:

i. $279,205 (2004 - $190,250) was paid to officers and directors for management services, consulting fees and geological services.

ii. $71,174 (2004 - $76,053) was paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

iii. In January, 2005, the Company received loans in the aggregate of $150,000 from a director to assist with operations. The loans were payable with interest at the rate of prime plus 5% per annum. As additional consideration for the loans, a total of 18,750 common shares were issued to the director. The Company repaid the loans in full in February and March, 2005.

iv The Company shares general and administrative expenses on a pro-rata basis with four other companies with certain directors in common. These expenses include $18,513 for rental of office space.

b. Pursuant to the terms of a management agreement with a director, the Company is committed to payments for management services in the amount of $5,000 per month until December 31, 2007.

11. Income Taxes

As at November 30, 2005, the Company has non-capital losses of approximately $774,300 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2007	$	436,500
2006		337,800
	$	774,300

In addition, subject to certain restrictions, the Company has losses of approximately $2,366,000, expiring in various years to 2007, as well as certain exploration expenditures, available to offset future taxable income in Peru.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

		2005		2004
Statutory rate		35.00%		35.62%
Income tax benefit computed at Canadian statutory rates	$	908,227	$	185,656
Foreign tax rates different from statutory rate		(99,500)		(3,054)
Permanent differences not recognized in year		(1,096,893)		(20,183)
Change in valuation allowance		(1,106,214)		(3,194,931)
Benefit on mineral property option payments received		2,492,525		3,370,000
Other		(1,098,145)		12,650
	$	-	$	-



11. Income Taxes (continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets		
Temporary differences in assets	$ 5,065,630	$ 3,569,464
Net tax losses carried forward	1,172,362	1,562,314
	6,237,992	5,131,778
Valuation allowance for future income tax assets	(6,237,992)	(5,131,778)
Future income tax assets, net	$ -	$ -

12. Segmented Disclosure

The Company has one operating segment, mineral exploration. All capital assets of the Company are located in Canada except for mineral properties as disclosed in note 5 and $59,357 of fixed assets which are located in Peru.

13. Subsequent Events

a. In January, 2006 the Company entered into an agreement for a non-brokered private placement of 6,799,000 common shares at a price of $0.50 per share for gross proceeds of $3,399,500. A finders fee of 2% is payable in connection with this offering.

In February, 2006 the size of the entire offering was increased up to an aggregate of $6,798,580.

b. On February 22, 2006, the Company exercised its option to purchase a 100% interest in the Antoro Sur property, in consideration of US $1,300,000 payable to the optioners before March 31, 2006 (note 5b).

Simultaneously, the Company sold all of its interest in the Antoro Sur property in consideration of US $3,597,000 to be received as follows:

(i) US $1,694,000 upon execution of the agreement; and
(ii) US $1,903,000 upon registration of the Antoro Sur claims in the name of the purchaser.

In addition, the Company has assigned its right to purchase the royalty interest (note 5b) to the purchaser.

c. In February, 2006 the Company granted stock options for the purchase of up to 74,000 common shares exercisable at a price of $0.72 per share to February 28, 2011 as to 50,000 shares and to February 28, 2008 as to 24,000 shares

Inca Pacific Resources Inc. ("Inca Pacific" or the "Company") is a resource exploration company with a focus on copper, molybdenum and gold projects with robust economics located in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects. The Company's principal asset is its 100% owned Magistral copper-molybdenum-silver project.

Inca Pacific's head office is located in Vancouver, British Columbia, Canada. Exploration headquarters are located in Lima, Peru. The Company's common shares trade on the TSX Venture Exchange under the symbol "IPR".

This management's discussion and analysis ("MD&A") focuses on significant factors that affected the Company and its subsidiaries (collectively, the "Company") during the year ended November 30, 2005 and to the date of this report. The MD&A supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended November 30, 2005. Consequently, the following discussion and analysis should be read in conjunction with the audited consolidated financial statements, and the notes thereto, for the year ended November 30, 2005. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

The information in the MD&A may contain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Significant Events, Transactions and Activities on Mineral Properties

Magistral Property

The principal asset of Inca Pacific Resources Inc. is the Magistral Copper-Molybdenum deposit located in Ancash, Peru. Under the terms of an agreement with the Government of Peru, Inca Pacific must:

1. deliver a feasibility study by December 31, 2006;
2. deliver a bankable feasibility study by December 31, 2007; and
3. place the Magistral Project into production by December 31, 2011.

From October 1999 to October 2001 Anaconda Peru, a leading copper producer in Chile, earned a 51% interest in the project by spending over US $5 million on the property. In February 2004, Inca Pacific acquired Anaconda Peru's 51% interest in the Magistral Project for US$2.1 million thus increasing its interest to 100%. On March 3, 2005, Quadra Mining Ltd. and Inca Pacific signed an agreement for the development of the Magistral Project. On October 27, 2005, after spending US$4 million, Quadra withdrew from the agreement stating that the project did not meet its investment criteria. Accordingly, Inca Pacific has retained a 100% interest in the project. To November 30, 2005, over US$13 million has been spent on the Magistral Project by Inca Pacific and its former joint venture partners, bringing it close to the pre-feasibility stage of development.

On November 24, 2005 Inca Pacific reported the results of an independent Mineral Resource estimate by Mine Development Associates ("MDA") for the Magistral deposit. The estimate was commissioned after the completion of a 14,000-metre infill core-drilling program. Magistral's Mineral Resources, at the 0.4% Cu Equivalent cut-off, are presented below by category:



Measured, Indicated and Inferred Mineral Resources

Resource Category	Tonnes Millions	Copper %	Molybdenum %	Copper Equivalent* %
Measured	103.2	0.52	0.056	0.79
Indicated	85.9	0.51	0.047	0.75
Measured & Indicated	189.1	0.51	0.052	0.77
Inferred	56.0	0.56	0.024	0.68

Different cut-offs are presented below for comparative purposes.

Measured & Indicated Mineral Resources

Cut-Off Grade Copper Equivalent %	Tonnes Millions	Copper %	Molybdenum %	Copper Equivalent* %
0.6	113.0	0.64	0.064	0.96
0.8	63.2	0.79	0.076	1.17
1.0	35.9	0.94	0.087	1.38
1.2	20.6	1.13	0.092	1.59

Inferred Mineral Resources

Cut-Off Grade Copper Equivalent %	Tonnes Millions	Copper %	Molybdenum %	Copper Equivalent* %
0.6	33.3	0.69	0.024	0.81
0.8	13.2	0.81	0.031	0.96
1.0	3.0	1.00	0.052	1.27
1.2	1.3	1.22	0.060	1.52

* *Copper Equivalent calculation is based on long term average copper and molybdenum metal prices to arrive at a ratio of 5 to 1. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries or relative processing and smelting costs.*

MDA floated pit cones using MineSight® software on the new resource model. Among several notable sensitivities, the size and contained tonnes within the limits of the floating cone pits varied considerably with even small changes in pit slope angles. The results using only the Measured and Indicated Mineral Resources were as follows:

Overall Slope Angle Cu $1.10/lb, Mo $6.00/lb	Contained Tonnes above cut-off Millions	Cu (%)	Mo (%)	Strip Ratio
40-45	83.7	0.560	0.056	2.58
47°	102.0	0.551	0.056	2.06
50°	114.1	0.542	0.055	1.82
52°	124.5	0.537	0.055	1.76

These Contained Tonnes are *not* Mineral Reserves but are stated here in order to illustrate the sensitivity to pit slope angles of the ultimate pits, a factor which is deemed material. The numbers quoted above are not from designed pits and until further work is completed there is no certainty that pits can be designed at the steeper slope angles. Additional geotechnical studies and more detailed engineering are required before a Mineral Reserve can be determined. Similar variations in Contained Tonnes also exist with changing costs and metal prices.

The Mineral Resource estimate is based on assay results from 46,220 metres of core drilling in 165 holes. Steven Ristorcelli, C.P.G., a qualified person as defined by NI 43-101, was responsible for the Mineral Resource estimate. George Sivertz, PGeo, a qualified person as defined by NI 43-101, was responsible for the preparation of the Technical Report, compliant with NI 43-101, that has been posted on SEDAR.

Antoro Sur

The Antoro Sur property is located in central Peru, approximately 230 km southeast of Lima and 11 km northwest of Huancavelica. Drilling by Inca Pacific in 2003 and 2004 has identified well developed near surface copper and gold mineralization. The drilling has provided evidence of a partially intact, partially eroded secondarily enriched copper "blanket" in a polygonal area at least 900 metres wide and 1050 metres long. The majority of holes drilled to date have intersected copper grades exceeding 0.75% over thicknesses of 10 metres or more. Copper "leachability" tests on samples from the 2004 drill program indicated that solubility of copper ranges from 25% to 94%, with an overall average of about 70%.

In May 2002, Inca Pacific entered into an option to purchase the Antoro Sur Copper-Gold project from Rio Tinto Mining and Exploration Limited ("Rio Tinto") and Minera ABX Exploraciones S.A. ("Barrick"). Under the terms of that agreement Inca Pacific could purchase 100% of the Antoro Sur property in consideration of cash payments of US $1,500,000 and work commitments of US $3,000,000 including 11,500 metres of drilling over four years.

On November 3, 2005, Inca Pacific, Rio Tinto and Barrick agreed to modify these terms and enter into a new agreement. The new agreement grants Inca Pacific an exclusive option until March 31, 2006 to acquire 100% of Rio Tinto and Barrick interests in Antoro Sur in consideration of the following payments: US $1,400,000 payable as to a) US$100,000 on November 29th 2005 (paid), b) US$1,300,000 on March 31st 2006 and a net smelter return (NSR) royalty on all sales of mineral products from Antoro Sur, payable at 2% NSR in respect of those mineral rights for which there is no other private royalty burden and payable at 1% NSR in respect of those mineral rights for which there is another private royalty burden. In addition, upon exercise of the option, Rio Tinto and Barrick will grant Inca Pacific the right to purchase their NSR royalties at any time for the sum of US$700,000. This new agreement does not contain any work or drilling commitments.

Subsequent to November 30, 2005 the Company entered into agreements for the acquisition and sale of a 100% interest in the Antoro Sur property, as disclosed under "Subsequent Events" below.

Other Properties

Cueva Blanca and Chota

No work was carried out on these properties during the year. As the Company has no exploration plans for the Cueva Blanca property, at November 30, 2005 the Company wrote-off acquisition and exploration costs incurred on the property in the aggregate of $1,542,398. The Chota property costs had been fully written-off in a prior year.



Financial Results of Operations

For the year ended November 30, 2005, the Company incurred a loss of $2,594,936 (2004 - $521,212). The increased loss was due primarily to the write-off of Cueva Blanca costs in the amount of $1,542,398 (2004 -- nil) as well as a loss on sale of marketable securities of $260,900 (2004 – nil). The Company had received common shares of Quadra, as discussed above, and at November 30, 2005 all but 64 of the shares had been sold at a loss of $260,900.

General and administrative expenses ("G&A") totaled $665,367 (2004 - $621,149). Significant increases in G&A were incurred for stock based compensation (2005 - $100,775, 2004 - $54,108) and financing costs (2005 - $82,554, 2004 – nil). Stock based compensation expense was recorded on options granted and which vested during fiscal 2005. Financing costs were incurred as a result of short-term loans obtained by the Company, as discussed below.

In February 2005, the Company obtained a credit facility from Quest Capital Corp. to assist in operations. Financing costs of $65,000, paid with the issue of 108,334 common shares, and legal expenses of approximately $14,000 were incurred in this connection. In March 2005, the Company issued 18,750 common shares, valued at $14,250, to a director in consideration for a short-term loan. Interest in the aggregate of $3,304 was paid in cash on the loans from Quest and from the director.

During the year ended November 30, 2005, the Company incurred expenditures in the aggregate of $6,856,480 on mineral properties and recovered costs in the aggregate of $7,128,101. Recoveries consisted of $7,121,501 received from Quadra for partial funding of the exploration program discussed above and for option payments, pursuant to the agreement with Quadra, and $6,600 received for partial reimbursement of the expenditures on the Cueva Blanca property.

The financial information disclosed below has been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended November 30, 2005. These accounting policies have been applied consistently for the year ended November 30, 2005 and 2004, with the exception of the change in accounting policy relating to stock-based compensation, as disclosed in note 2j of the consolidated financial statements.

Quarterly results (unaudited) for the most recent 8 quarters are as follows.

Three months ended:	**Nov 30, 2005**	**Aug 31, 2005**	**May 31, 2005**	**Feb 28, 2005**	**Nov 30, 2004**	**Aug 31, 2004**	**May 31, 2004**	**Feb 29, 2004**
	$	$	$	$	$	$	$	$
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
General & administrative expenses	177,946	72,810	246,050	168,561	192,437	100,032	129,028	199,652
Other income (expenses)	(1,714,918)	65,119	(296,539)	16,769	(58,177)	(6,157)	(18,209)	182,480
Loss for the period	(1,892,864)	(7,691)	(542,589)	(151,792)	(250,614)	(106,189)	(147,237)	(17,172)
Basic and diluted loss per share	(0.18)	(0.00)	(0.05)	(0.02)	(0.03)	(0.01)	(0.02)	(0.00)

Selected financial information for the 3 most recently completed fiscal years is as follows:

	Year Ended November 30, 2005	Year Ended November 30, 2004	Year Ended November 30, 2003
Revenue	$ Nil	$ Nil	$ Nil
General & administration expenses	665,367	621,149	384,091
Other income (expenses)	(1,929,569)	99,937	(48,313)
Loss for the year	(2,594,936)	(521,212)	(432,404)
Basic and diluted loss per share	(0.25)	(0.06)	(0.11)
Working capital	1,095,325	646,335	5,131,122
Properties:			
Acquisition and deferred exploration cost	8,809,961	10,623,980	4,825,090
Other assets	74,043	80,799	15,137
Total assets	10,726,363	11,407,806	10,129,216
Shareholders' equity:			
Capital stock	24,670,861	23,591,611	19,772,761
Purchase receipts	-	-	1,965,000
Contributed surplus	561,189	112,335	65,208
Deficit	(15,252,721)	(12,352,832)	(11,831,620)
Outstanding share capital – common shares	10,527,706	9,400,622	6,485,360

As at November 30, 2005, the Company had working capital $1,095,325 as compared to working capital of $646,335 at November 30, 2004. The increase in working capital is due to option payments received during fiscal 2005 from Quadra and the $1 million private placement with Quadra. Current assets included cash and cash equivalents of $1,338,905, marketable securities of $336, receivables of $475,003 and prepaid expenses of $28,115. Current liabilities consisted of trade payables and accrued liabilities totaling $747,034.

The Company has no long term debt or off-balance sheet arrangements.

Financings, Principal Purposes and Milestones

In March, 2005 the Company completed the financing with Quadra, as disclosed under *"Magistral Property"* above, and received cash proceeds of $1 million for the issuance of 1 million common shares.

In January, 2005 the Company entered into agreements dated January 11 and 26, 2005 with a director of the Company pursuant to which the director loaned $150,000, the principal amount, to the Company for general working capital purposes. In consideration, the Company agreed to repay the principal amount plus interest at the prime lending rate plus 5% per annum calculated monthly, and to issue an aggregate of 18,750 bonus shares to the director at a deemed price of $0.80 per share (as to 12,500 shares) and $0.69 per share (as to 6,250 shares). Of the principal amount, $100,000 was repaid in February, 2005 and the balance was repaid in March. The 18,750 shares were issued in March, 2005.

On February 15, 2005 the Company obtained a $1 million credit facility upon which it could draw down funds, in increments, as and if required. Funds drawn down were payable eight months from the date of advance. In February, 2005, a total of $250,000 was drawn down. The proceeds were used by the



Company to fund general working capital requirements and to repay $100,000 of the $150,000 borrowed by the Company from a director, as disclosed above. In consideration for the credit facility, Inca agreed to pay interest monthly on the outstanding balance from the date of each drawdown at the rate of 12% per annum, and to issue a total of 66,667 common shares at a deemed issuance price of $0.60 per share as a standby fee. As additional consideration for each drawdown, Inca would issue a 10% bonus to the lender of the principal amount of each drawdown, payable in shares at a deemed issuance price of $0.60 per share. The deemed price at which any shares were to be issued was subject to a 15% discount from market if the market price of the shares was below $0.50. In February, 2005 the Company issued a total of 108,334 shares for the standby fee and bonus shares on the drawdown of $250,000. On March 15, 2005 the Company repaid the $250,000 drawdown in full.

On July 1, 2005, the Company entered into a consulting agreement with William Galine pursuant to which Mr. Galine will provide investor relations and corporate finance services to the Company. The consulting agreement is for a term of one year. For the past 21 years, Mr. Galine has been involved in marketing and corporate finance. He has worked in public relations since 1984 as a business owner and vice-president of a public company. His combined experience and knowledge in the area of investor relations and business is an asset to Inca Pacific.

Subsequent Events

Subsequent to the year end, in January 2006, the Company entered into an agreement for a non-brokered private placement of 6,799,000 common shares at a price of $0.50 per share for gross proceeds of $3,399,500. A finders fee of 2% is payable in connection with this offering. As at the date of this MD&A, the size of the entire offering has been increased up to an aggregate of $6,798,580. Proceeds from the offering will be used to fund the preparation of the feasibility study on the Magistral property and for general working capital purposes.

On February 22, 2006, the Company exercised its option to purchase a 100% interest in the Antoro Sur property in consideration of US $1,300,000 payable to the optionors before March 31, 2006. Simultaneously, the Company sold all of its interest in the Antoro Sur property in consideration of US $3,597,000 to be received as follows:

i. US $1,694,000 upon execution of the agreement; and
ii. US $1,903,000 upon registration of the Antoro Sur claims in the name of the purchaser.

In addition, the Company has assigned its right to purchase the royalty interest on the Antoro Sur property to the purchaser.

In February, 2006 the Company granted options for the purchase of up to 74,000 common shares as disclosed below under "Share Capital, Options and Warrants".

Liquidity and Solvency

The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. The Company has no significant source of operating cash flow and no revenues from operations. The long-term profitability of the Company is directly related to the success of its mineral property acquisition and exploration activities.

As at November 30, 2005 the Company had working capital of $1,095,325. Subsequent to November 30, 2005, as disclosed under "Subsequent Events" above, the Company entered into agreements for a private placement of up to $6,798,580. Additionally, the Company has completed agreements for the acquisition and sale of 100% of the Antoro Sur property, which transactions will net the Company proceeds of approximately US$2,200,000. With these funds, the Company will have sufficient funding to achieve its planned corporate and business activities for the ensuing year.

Related Party Transactions

Refer to Note 10 of the consolidated financial statements for November 30, 2005.

Share Capital, Options and Warrants

As at November 30, 2005 and to the date of this report, the Company had:

- 10,527,706 common shares issued and outstanding;
- warrants for the purchase of up to 4,529,062 common shares exercisable at prices ranging from $1.50 to $3.00 per share; and
- options outstanding for the purchase of up to 600,000 common shares exercisable at a price of $0.80 per share to January 24, 2010 as to 550,000 common shares and at a price of $0.61 per share to July 13, 2010 as to 50,000 common shares. A total of 113,472 shares remain available for issuance under the Company's stock option plan.

Subsequent to the year end, in February, 2006, the Company granted options for the purchase of up to 74,000 common shares exercisable at a price of $0.72 per share to February 28, 2011 as to 50,000 shares and to February 28, 2008 as to 24,000 shares.

Outlook

Feasibility studies are in preparation at Magistral. A pre-feasibility study is scheduled to be completed by April 30th, 2006. A feasibility study is scheduled to be completed no later than December 31st 2006. A bankable feasibility study is scheduled to be completed no later than December 31st 2007.

The Company has been successful in identifying attractive prospects in Peru. Management has a mandate to continue to seek out exploration opportunities and if it sees fit enter into options or make acquisitions that it believes have a high probability of delivering a significant discovery.

Risks and Uncertainties

The Company's principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks including, but not limited to, environmental, fluctuating metal prices, political and economics. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are not inclusive of all the risks and uncertainties the Company may be subject to.

The Company has no significant source of operating cash flow and no revenues from operations. None of the Company's mineral properties currently has proven reserves. The Company has limited financial resources. Substantial expenditures are required to be made by the Company to establish ore reserves. The Company relies on the sale of equity to fund its operations. There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company. Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to raise required funding through future equity issuances, asset sales or a combination thereof.



Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and exploration of the Company's mineral properties. The Company may not be successful in generating revenues in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. The Company does not plan on entering into any debt obligations in the next twelve months.

All of the Company's mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims. Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the Company's mineral properties may not result in any discoveries of commercial bodies of mineralization. If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Even if the Company's mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties or on properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Additional information about the Company may be found on www.sedar.com and on the Company's website at www.incapacific.com.






Officers and Directors:

Anthony Floyd	President & CEO, Director
Bryan Morris	Director
Luis Rodriguez-Mariategui Proaño	Director
Geoffrey Harden	Director
Sharon Fleming	Corporate Secretary
Sandra Lim	Chief Financial Officer
Harold Waller	General Manager - Peru

Lima Exploration Office:

Inca Pacific S.A.
Commandante Jimenez 128
Magdalena del Mar
Lima 17, Peru

T: 511 ▪ 264 1230
F: 511 ▪ 264 0274

Head Office:

1550 - 625 Howe Street
Vancouver, BC V6C 2T6
Canada

T: 604 ▪ 687 3727
F: 604 ▪ 687 7041
contact@incapacific.com

Investor Relations:

Bill Galine
bgaline@incapacific.com

T: 604 ▪ 662 3922
C: 604 ▪ 763 4553

Capital Structure: [as of Nov 30, 2005]

Issued + outstanding: 10,527,706
Symbol: IPR
Exchange: TSX Venture
Cusip No: 45324A

Solicitors:
Morton & Company
Vancouver BC Canada

Rodrigues-Mariategui & Vidal
Miraflores Lima Peru

Transfer Agent:
Pacific Corporate Trust Company
Vancouver BC Canada

Auditors:
PricewaterhouseCoopers LLP
Vancouver BC Canada

www.incapacific.com



Inca Pacific Resources Inc
1550 - 625 Howe Street
Vancouver BC V6C 2T6
Canada

t 604 687 3727
f 604 687 7041

[illegible]@incapacific.com

www.incapacific.com

TSX-V: IPR

BR/99


INCA
PACIFIC
RESOURCES INC



NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 Annual and Special Meeting (the "Meeting") of Shareholders of **INCA PACIFIC RESOURCES INC.** (the "Company") will be held on **Tuesday, the 25th day of April, 2006 at the hour of 1:30 o'clock in the afternoon (Vancouver time)** at 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, for the following purposes:

1. to receive the report of the Directors;
2. to receive and consider the audited consolidated financial statements of the Company for the fiscal year ended November 30, 2005 and the Auditor's Report thereon;
3. to appoint the Auditor for the ensuing year;
4. to authorize the directors to fix the remuneration of the Auditor;
5. to determine the number of Directors for the ensuing year at four (4);
6. to elect Directors for the ensuing year;
7. to approve the amendment to the Company's Fixed Stock Option Plan as more particularly described n the accompanying Management Information Circular; and
8. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the 2005 Annual Report (containing the Company' audited consolidated financial statements for the fiscal year ended November 30, 2005), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy, Annual Return Form. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to **Pacific Corporate Trust Company** within the time set out in the notes, using one of the following methods:

BY MAIL	**Pacific Corporate Trust Company** **510 Burrard Street, 2nd Floor** **Vancouver, British Columbia V6C 3B9**
BY FAX:	**1 (604) 689-8144**
BY INTERNET:	**Proxy Voting – http://www.stocktronics.com/webvote**

DATED at Vancouver, British Columbia, this 21st day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Anthony Floyd

Anthony Floyd, President

INCA PACIFIC RESOURCES INC.

Suite 1550, 625 Howe Street
Vancouver, British Columbia V6C 2T6
Tel: 604-687-3727
Fax: 604-687-7041

INFORMATION CIRCULAR AS AT MARCH 21, 2006

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management of **INCA PACIFIC RESOURCES INC.** (the "Company") of Suite 1550, 625 Howe Street, Vancouver, British Columbia, for use at the 2006 Annual and Special Meeting of Members (the "Meeting") to be held on **Tuesday, April 25, 2006** at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for Intermediaries to send this Management Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Management Information Circular have been approved by the Directors of the Company.

RECORD DATE

The Directors of the Company have set the close of business on March 21, 2006 as the record date (the "Record Date") for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting unless, after the Record Date, a shareholder transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Company, Suite 1550, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company.

A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.

If returning by mail or fax, the proxy must be completed, dated and signed by the shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or director thereof as an authorized signatory.

A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof, or deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. Proxies can be sent to Pacific Corporate Trust Company using one of the following methods:

BY MAIL	Pacific Corporate Trust Company 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9
BY FAX:	1 (604) 689-8144
BY INTERNET:	Proxy Voting – http://www.stocktronics.com/webvote

The Chairman of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

The Proxy must be signed by the shareholder or by the shareholder's attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

REVOCATION OF PROXIES

Any registered shareholder who has returned a Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing, including a Proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the Proxy must be deposited at (i) the registered office of the Company, Suite 1200, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; OR (ii) provided to the Chairman at the Meeting. **Only registered shareholders have the right to revoke a Proxy. Non-registered shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.**

ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their name. **Shareholders who do not hold their shares in their own name ("**Beneficial Holders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS&Co (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders.** Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or

agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the agent's broker) in accordance with the instructions provide by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolutions, will do so in accordance with such direction.

In the absence of any direction in the Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Management Information Circular. The form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may property be brought before the Meeting. At the time of printing of this Management Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. On March 21, 2006, the record date of the Meeting, 24,124,866 common shares were issued and outstanding, each share carrying the right to one vote. On any poll, the persons named in the enclosed Proxy will vote the shares in respect of which they are appointed. Where directions are given by the shareholder in respect of voting for or against any resolution, the proxyholders will do so in accordance with such direction.

Only shareholders of record on the close of business on March 21, 2006, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading "Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, as at the date of this Management Information Circular, there are no persons or companies beneficially owning, directly or indirectly or exercising control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than RAB Special Situations (Master) Fund Limited ("RAB").

RAB currently owns approximately 49.9% of the issued and outstanding shares of the Company on a non-diluted basis and approximately 54% on a partially-diluted basis (assuming exercise of its common share purchase warrants). This was as a result of a non-brokered private placement of 13.6 million common shares at a price of $0.50 per share (the "Offering") with RAB Special Situations (Master) Fund Limited ("RAB"), and certain other investors, which closed on March 10, 2006. The private placement received TSX Venture Exchange acceptance and, in accordance with the policies of the Exchange, approval of the shareholders of the Company, excluding those shares held by RAB and any non-arm's length parties to RAB, at the Company's extraordinary meeting of shareholders held on March 2, 2006.

RAB has entered into a Voting Agreement with the Company which provides that RAB will vote all shares in the Company owned or acquired by it, or over which it exercises control or direction, in accordance with the recommendations of the Board of Directors of the Company upon any matter brought before the Company's shareholders. This obligation expires upon the earlier of:

(a) the date of the Company's annual general meeting of shareholders in 2007;
(b) the completion of a Bankable Feasibility Study in respect of the Company's Magistral Project;
(c) May 31, 2007; OR
(d) such other date as agreed to by Inca Pacific and RAB.

The Voting Agreement will also terminate upon certain other specified events, including if the Board of Directors or management of the Company diverge in a significant and material manner from the Company's plan to complete a Bankable Feasibility Study on the Magistral Project in Peru before the Company's annual general meeting of shareholders in 2007.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all compensation paid in respect of the compensation paid to, or earned by, those who were, at November 30, 2005: (a) the Company's chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated officers (except those whose total salary and bonus does not exceed $150,000; and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended November 30, 2005. The Company presently has one Named Executive Officer, namely Anthony Floyd, the President and Chief Executive Officer ("CEO").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long Term Compensation			
					Awards	Payouts		
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (2)(4)(5) (#)	Restricted Shares Or Restricted Share Units ($)	LTIP Payouts (3) ($)	All other Compensation (1) ($)
Anthony Floyd President and CEO	2005	$60,000	Nil	Nil	100,000	N/A	Nil	Nil
	2004	$60,000	Nil	Nil	37,500(5)(6)	N/A	Nil	Nil
	2003	$65,000	Nil	Nil	36,000(6)	N/A	Nil	Nil

Notes:

(1) For further particulars, see "*Termination of Employment, Change in Responsibilities and Employment Contracts*" below.

(2) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company. No SARs were granted to or exercised by the Named Executive Officer or directors during the financial year ended November 30, 2005.

(3) Long term incentive plan awards means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIPs were granted to the Named Executive Officer or directors during the financial year ended November 30, 2005.

(4) For further particulars, see "Option Grants During the Financial Year Ended November 30, 2005" below.

(5) The Company cancelled all of its existing stock options on January 24, 2005 and granted new options exercisable on or before January 24, 2010 at a price of $0.80 per share. Mr. Floyd was granted options to purchase a total of 100,000 shares.

Option Grants During the Financial Year Ended November 30, 2005

The following table sets forth stock options granted to the Named Executive Officer under the Company's Stock Option Plan during the fiscal year ended November 30, 2005:

Name	Securities Under Option Granted	% of Total Options Granted in Fiscal Year	Exercise Price Per Share	Market Value Per Share on Date of Grant [1]	Expiration Date
Anthony Floyd	100,000	15.6%	$0.80	Not in the Money	January 24, 2010

(1) Calculated using the closing price of the Company's shares on the date of grant, less the exercise price.

Option Cancellations During the Financial Year Ended November 30, 2005

During the fiscal year ended November 30, 2005, the Company cancelled 475,700 existing options and granted new options to directors, consultants and employees to acquire up to an aggregate of 590,000 common shares at a price of $0.80 per share exercisable on or before January 24, 2005, and 50,000 common shares at a price of $0.61 exercisable on or before July 13, 2010.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year End Option Values

During the financial year ended November 30, 2005, no incentive stock options were exercised by the Named Executive Officer or directors who were not Named Executive Officers.

Option Repricings

During the financial year ended November 30, 2005, the Company did not reprice any of the stock options previously granted to the Named Executive Officer or directors who were not Named Executive Officers.

Outstanding Options

The total number of outstanding stock options to purchase common shares held by the Named Executive Officer and directors who were not Named Executive Officers, as at November 30, 2005, is as follows:

Optionees	No. of Shares under Option	No. of Options Exercisable	Exercise Price Per Share	Expiry Dates
Named Executive Officer	100,000	100,000	$0.80	January 24, 2010
Directors who were not Named Executive Officers	200,000	200,000	$0.80	January 24, 2010

Pension Plans

The Company does not provide retirement benefits for directors or officers or Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment/Management Contracts

Pursuant to the terms of a management agreement dated January 1, 2005 with the Named Executive Officer, the Company is committed to payments for management services in the amount of $5,000 per month until until December 31, 2007. The agreement may be terminated by the Named Executive Officer giving the Company 60 days notice. If the Company gives notice to the Named Executive Officer to terminate the agreement where just cause cannot be established or the termination is prompted by a change in control of the company, the Named Executive Officer is entitled to a lump sum equal to the monthly fee, multiplied by twelve.

Other than as set forth above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

As of the financial year ended November 30, 2005, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth as at the year ended November 30, 2005, the number of securities authorized for issuance under the Company's Stock Option Plan (the "Plan").

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	**550,000**	**$0.78**	**113,472**
Equity compensation plans not approved by security holders	**Nil**	**Nil**	**Nil**
Total	**550,000**		**Nil**

Compensation of Directors

During the financial year ended November 30, 2005, the directors listed below, received the following compensation for services provided to the Company as directors:

Geoffrey Harden	-	$18,500
Charles G. Preble	-	$15,000
Bryan Morris	-	$750

During the financial year ended November 30, 2005, Anthony Floyd was paid $60,000 for management fees. The Company may compensate its directors in the future in accordance with accepted business practices. Directors, officers and employees are entitled to participate in incentive stock options granted by the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director, executive officer, or senior officer of the Company, no proposed nominee for election as a director, and no associate of any director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they may participate in incentive stock options under the Plan referred to herein under the heading entitled "*Amendment to Fixed Incentive Stock Option Plan*" and may participate in private placements.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director and no associate or affiliate of an insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year not previously disclosed in an information circular, or in any proposed transaction, which, in either case has materially affected or will materially affect the Company.

During the year ended November 30, 2005, the Company received loans in the aggregate of $150,000 from the Named Executive Officer to assist with operations. The loans were payable with interest at the rate of prime plus 5% per annum. As additional compensation for the loans, a total of 18,750 common shares were issued to the Named Executive Officer. The Company paid the loans in full in February and March of 2005. On March 14, 2005, the Company issued the 18,750 shares to the Named Executive Officer at a deemed price of $0.80 per share (as to 12,500 shares) and $0.69 per share (as to 6,250 shares).

CORPORATE GOVERNANCE PRACTICES

TSX Venture Exchange ("TSXV") Tier 1 issuers are required to disclose to their shareholders, on an annual basis, information about their corporate governance practices and processes. This disclosure must be disclosed in the Issuer's Annual Report or Management Information Circular.

The TSX has set out a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate Boards, the functions to be performed by Boards and their committees and the effectiveness of education of Board members. The following disclosure sets out the Company's approach to corporate governance in relation to the Guidelines.

TSX's Corporate Governance Guidelines	The Company's Approach (TSX-V Listed)
1. The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for: (a) adoption of a strategic planning process (b) identification of principal risks and implementation of appropriate systems to manage those risks (c) succession planning, including appointing, training and monitoring management (d) a communications policy (e) the integrity of internal control and	The Board of Directors is responsible for the conduct of the Company's affairs generally. The Board of Directors is responsible for reviewing and approving the Company's operating plans and budgets as presented by management. The Board of Directors is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board of Directors' responsibilities. The Board of Directors is responsible for ensuring effective

TSX's Corporate Governance Guidelines	The Company's Approach (TSX-V Listed)
management information systems	communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company's internal control and management information systems.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.	Three of the Company's four directors are unrelated.
3. The Board is required to disclose on an annual basis whether the Board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.	The Board consists of four directors. Three of the four nominees for directors are currently unrelated, which the Company believes is appropriate given its stage of development. Each of the three unrelated directors is free of any interest (other than shareholdings), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.
4. The Board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and assessing directors.	The current size of the Board and the number of unrelated directors allows the entire Board to take responsibility for selecting new directors.
5. Every Board should implement a process for assessing the effectiveness of the Board as a whole, the Board's committees and individual directors.	The Board does not, at present, have a formal process in place for assessing effectiveness of the Board as a whole, its committees or individual directors.
6. Every company should provide an orientation and education program for new recruits to the Board.	The Board does not currently provide an orientation and education program for new recruits to the Board but the Board does provide access to all materials and informs them of any issues regarding the Company.
7. Every Board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Board considers its current size appropriate for effective decision making.
8. The Board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	Members of the Board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company's stock option plan and certain of the directors are compensated for attendance at Board meetings.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	The Company has an Audit Committee, the majority of whom are unrelated directors.

TSX's Corporate Governance Guidelines	The Company's Approach (TSX-V Listed)
	The Audit Committee consists of a majority of outside and unrelated directors. The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.
10. Every Board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.	The Board of Directors is responsible for developing and implementing the Company's approach to corporate governance issues. Accordingly, on January 19, 2006, the Board adopted: (i) a Corporate Disclosure Policy to help guide the Company in its disclosure practices and to raise awareness of the Company's approach to disclosure among the Board of Directors, its officers and employees/consultants; (ii) an Insider Trading Policy to serve as a guideline to its directors, officers and employees/consultants for the purpose of limiting the possibility of unlawful and inappropriate use of undisclosed material information, facts or changes regarding the Company; and (iii) a Whistle Blower Policy, as required under MI 52-110, to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doiings within the Company.
11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objective which the CEO is responsible for meeting.	The Board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management's responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined. The Board is responsible for approving long-term strategic plans and annual operating plans recommended by Management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.
12. Every Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, in which only one of four directors is a member of Management, is sufficient to ensure that the Board can function independently of management given the stage of its development.

TSX's Corporate Governance Guidelines	The Company's Approach (TSX-V Listed)
13. The Audit Committee of every Board of Directors should be composed of only outside directors. The roles and responsibilities of the Audit Committee should be specifically defined.	A majority of the members of the current Audit Committee are unrelated outside directors. The role of the Audit Committee is described in Item 9 above. The Company adopted an Audit Committee Charter on January 19, 2006 to provide an open avenue of communication between management, the Company's independent auditors and the Board, and to assist the Board in: (i) its oversight of the Company's financial reporting and disclosure practices; (ii) its legal and regulatory requirements relating to financial reporting; and (iii) the independence and performance of the Company's independent auditors.
14. The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the Board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Management Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditors, as set forth in the following.

The Company's audit committee is governed by the following audit committee charter:

Audit Committee Charter

Purpose of the Committee

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditors and the Board and to assist the Board in its oversight of:

(a) the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
(b) the Company's compliance with legal and regulatory requirements related to financial reporting; and
(c) the independence and performance of the Company's independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Company's Bylaws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at lease three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors' responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditors the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors' judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditors without the presence of management.

8. Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditors.

10. Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Company and all non-audit work performed for the Company by the independent auditors.

11. Establish and review the Company's procedures for the:

    (a) receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b) confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed form time to time for the Audit Committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the Articles of the Company.

The Company's Audit Committee is comprised of three directors, Bryan Morris, Geoffrey Harden and Luis Rodriguez-Mariategui Proano. As defined in MI 52-110, Messrs. Morris, Harden and Rodriguez-Mariategui Proano are "independent", and two of the members of the Audit Committee are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Company's Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[(1)]	All Other Fees
November 30, 2005	$22,967	Nil	Nil	Nil
November 30, 2004	$25,000	Nil	Nil	Nil

Notes:

(1) Fees related to the preparation of the Company's T-2 Canadian corporate income tax return and the General Index of Financial Information required by Canada Revenue Agency and the Company's 1120 United States corporate income tax return required by the Internal Revenue Service.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's management, the only matters to be placed before the meeting are those set out in the Notice of Meeting.

Appointment of Auditor

PricewaterhouseCoopers was first appointed auditor of the Company on January 25, 2000.

The persons named in the enclosed form of Proxy will vote for the appointment of the firm of PricewaterhouseCoopers, Chartered Accountants, as auditor of the Company for the ensuing year until the close of the next annual general meeting of shareholders at a remuneration to be fixed by the Directors. Management also proposes that the directors be authorized to fix the remuneration of the auditor.

Election of Directors

Directors are elected by the holders of common shares of the Company. The term of office of each of the present directors expires at the Meeting. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the *Articles* of the Company or he becomes disqualified under the *Business Corporations Act* (British Columbia) to act as a director.

The Board of Directors presently consists of four directors. It is intended to determine the number of directors for the ensuing year at four and to elect four directors. The *Articles* of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies in favour of management nominees will be voted for another nominee in management's discretion unless the registered shareholder has specified in the proxy form that the registered shareholder's shares are to be withheld from voting on the election of directors.

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, all offices of the Company now held by him or her, the country in which he is ordinarily resident, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares in the capital of the Company beneficially owned by him or her, directly or indirectly, or over which he exercises control or direction, as at March 13, 2006.

Proposed Nominee and Present Position with the Company (1)	Principal Occupation During the Past 5 Years (1)	Director Since	Number of Shares (2)
Anthony Floyd President and Director Canada	President of the Company; President of Lumina Copper Corporation (May 2003 to present)	January 1994	390,855
Geoffrey Harden (3) Director Canada	Consultant	May 1996	Nil
Luis Rodriguez-Mariategui Proano(3) Director Peru	Partner in the law firm of Rodriguez-Mariategui & Vidal	September 1994	2,667
Bryan Morris (3) Director Canada	Consultant; Vice-President Business Development of Teck Cominco Limited (prior to September 2003)	February 2004	Nil

Notes:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of Audit Committee.

As at the date of this Management Information Circular, the members of the Audit Committee are Geoffrey Harden, Luis Rodriguez-Mariategui Proano and Bryan Morris, all of whom are financially literate. Sandra M. Lim was appointed the Company's Chief Financial Officer on January 12, 2006. From 1988 to May 2005, Ms. Lim was an associate with the firm of G. Ross McDonald, Chartered Accountant. She has extensive experience as an auditor and accountant of junior exploration companies

Amendment to Fixed Incentive Stock Option Plan

Pursuant to the policies of the TSX Venture Exchange (the "TSXV"), the shareholders of the Company approved the establishment of a fixed incentive stock option plan (the "Plan") in April 2003. The total number of shares issuable pursuant to the Plan is set from time to time by vote of the disinterested shareholders at a shareholders' meeting, that is, votes cast at a meeting other than votes attached to securities beneficially owned by insiders of the Company to whom shares may be issued under the Plan and any associates of such insiders.

The approval of disinterested shareholders is requested in order to provide management with the flexibility to grant incentive stock options without any restrictions with respect to issuances to insiders or their associates other than as prescribed by the TSXV.

Accordingly, the disinterested shareholders of the Company will be asked to approve a resolution establishing the maximum number of shares which may be granted pursuant to the Plan. The following ordinary resolution will be proposed:

"RESOLVED THAT, until otherwise approved by shareholders, the maximum number of shares issuable under the Company's Incentive Stock Option Plan not exceed 4,824,000 common shares, or such greater number that does not exceed 20% of the number of shares issued and outstanding as at the date this resolution is voted upon."

OTHER MATTERS

Management knows of no matters to come before the Meeting other than as set forth in the notice of Meeting and this management information circular. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

DIRECTORS' APPROVAL

The contents of this Management Information Circular have been approved, and its mailing has been authorized by the Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 21st day of March, 2006

/s/ Anthony Floyd

Anthony Floyd
President and Chief Executive Officer

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

INTERNET VOTING *24 Hours a Day*

Website: http://webvote.pctc.com
Find your ID and code on your proxy or VIF and have it ready before you log in.

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING *24 Hours a Day*

Toll-Free Number: 1 888 TEL VOTE (1 888 835 8683)
Find your ID and code on your proxy or VIF and have it ready before you call.

A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and, ***if executed by an attorney, officer or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

INCA PACIFIC RESOURCES INC.

TO BE HELD AT 2ND FLOOR, 888 DUNSMUIR STREET
VANCOUVER, BC

ON TUESDAY, APRIL 25, 2006 AT 1:30 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Anthony Floyd, the President and a Director of the Company, or failing this person, **Bryan Morris**, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THE SECURITIES AND EXCHANGE COMMISSION
450 - 5TH STREET, N.W.
FILE NO 82-1665
WASHINGTON DC 20549
USA

2945

Registered Shareholder Id 0
Registered Shareholder Code 0

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint PricewaterhouseCoopers as auditor of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To determine the number of Directors at four (4)			N/A
4. To elect as Director, Anthony Floyd		N/A	
5. To elect as Director, Geoffrey Harden		N/A	
6. To elect as Director, L. Rodriguez Mariategui		N/A	
7. To elect as Director, Bryan Morris		N/A	
8. To approve the amendment to the Company's Fixed Stock Option Plan as more particularly described in the accompanying Management Information Circular			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.